Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

DIMENSION THERAPEUTICS, INC.,

a Delaware corporation;

ULTRAGENYX PHARMACEUTICAL INC.,

a Delaware corporation; and

MYSTIC RIVER MERGER SUB INC.,

a Delaware corporation

Dated as of October 2, 2017

The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the parties to the Agreement, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties.

i

ii

EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions
Exhibit B	Conditions to the Offer

Company Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 2, 2017, by and among: ULTRAGENYX PHARMACEUTICAL INC., a Delaware corporation (“Parent”); MYSTIC RIVER MERGER SUB INC., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Purchaser”); and DIMENSION THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A)	Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of the Company’s common stock, $0.0001 par value per share (the “Shares”), other than Shares to be cancelled pursuant to Section 2.1(b), for $6.00 per share, net to the seller in cash, without interest (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

(B)	As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the Surviving Corporation, on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Shares to be cancelled pursuant to Section 2.1(b) and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C)	The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and the holders of Shares, to enter into this Agreement providing for, among other things, the Offer and the Merger, with the Company continuing as a wholly-owned Subsidiary of Parent in accordance with the DGCL, (ii) approved and declared the advisability of this Agreement and the Contemplated Transactions in accordance with the DGCL, (iii) adopted a resolution recommending that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (iv) adopted a resolution that the Merger shall be effected under Section 251(h) of the DGCL.

(D)	The respective Boards of Directors of Parent (the “Parent Board”) and Purchaser (the “Purchaser Board”) have each: (i) determined that it is in the best interests of Parent or Purchaser, as applicable, and their respective stockholders, and declared it advisable, to enter into this Agreement; and (ii) approved the execution, delivery, and performance of this Agreement and the consummation of the Contemplated Transactions, in each case, in accordance with the DGCL.

(E)	Parent, Purchaser and the Company acknowledge and agree that the Merger may be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

(F)	The Company has terminated the Agreement and Plan of Merger, dated as of August 24, 2017, by and among the Company, REGENXBIO Inc. and Muddy Charles Acquisition Corporation (the “REGENXBIO Merger Agreement”) in accordance with its terms, including that, in connection with the termination of the REGENXBIO Merger Agreement and the entry into this Agreement, the Termination Fee (as defined in the REGENXBIO Merger Agreement) has been paid to REGENXBIO Inc. pursuant to Section 8.6(b) of the REGENXBIO Merger Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER; MERGER TRANSACTION

Section 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article VIII, as promptly as practicable after the date of this Agreement but in no event more than five business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Section 1.1(e) and Section 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Section 2.1(b)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition, and the other conditions set forth in Exhibit B (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E)

amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Exhibit B, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Section 1.1(c) or Section 1.1(d), (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act or (I) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Article VIII.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Article VIII: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for: (A) any period required by any Law, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related Law shall have expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Article VIII and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Article VIII. In the event that this Agreement is validly terminated pursuant to Article VIII, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Laws. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Laws and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.12, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Offer Price.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

Section 1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.4, shall reflect the Company Board Recommendation and include the fairness opinion of the Company’s financial advisor referenced in Section 3.24 and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) (following or contemporaneously with the initial dissemination of the Offer Documents to holders of Shares to the extent required by applicable federal securities laws, and subject to the final sentence of this Section 1.2(a)) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Laws, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Laws and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments). To the extent requested by the Company, Parent shall cause the Schedule 14D-9 and any supplement or amendment thereto to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents disseminated to the holders of Shares.

(b) Stockholder Lists. The Company shall promptly after the date hereof furnish to Parent or instruct its transfer agent to furnish to Parent a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case, accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Contemplated Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

Section 1.3 Merger of Purchaser into the Company.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251(h) of the DGCL, Purchaser shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Purchaser shall cease, and the Company shall be the surviving corporation in the Merger (with respect to all post-Closing periods, the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Purchaser in accordance with this Agreement and the applicable provisions of the DGCL.

(b) The consummation of the Merger (the “Closing”) shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210, at 9:00 a.m. local time as soon as practicable following the Offer Acceptance Time except if the conditions set forth in Article VII (other than those conditions that by their nature must be satisfied or waived at the Closing, but subject to the fulfillment or waiver of such conditions) shall not be satisfied or waived in accordance with this Agreement as of such date, in which case the Closing shall take place on the first business day on which all such conditions are satisfied or waived in accordance with this Agreement, or at such other place, time and date as the parties hereto shall agree. The date on which the Closing occurs is referred to as the “Closing Date”.

(c) Subject to the provisions of this Agreement, contemporaneous with the Closing, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL and shall promptly make all other filings or recordings required under the DGCL with respect to the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time or date as Parent and the Company shall agree and specify in the Certificate of Merger (the time at which the Merger becomes effective, the “Effective Time”).

Section 1.4 Organizational Documents; Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be the same as the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, except that such certificate of incorporation shall (i) be amended to change the name of the Surviving Corporation to “Dimension Therapeutics, Inc.” and (ii) comply with Section 6.4. Thereafter, the certificate of incorporation of the Surviving Corporation may only be amended in accordance with its terms, Section 6.4 and as provided by Law.

(b) At the Effective Time, by virtue of the Merger, the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that (i) all references to Purchaser in the bylaws of the Surviving Corporation shall be amended to refer to “Dimension Therapeutics, Inc.” and (ii) such bylaws shall comply with Section 6.4). Thereafter, the bylaws of the Surviving Corporation may only be amended or repealed in accordance with their terms and the certificate of incorporation of the Surviving Corporation, Section 6.4 and as provided by Law.

(c) The Company shall cause to be delivered to Parent, at the Closing, resignations of all the directors of the Company to be effective upon the Effective Time. At the Effective Time, the directors and officers of Purchaser shall be appointed as the directors and officers, respectively, of the Surviving Corporation, and such directors and officers shall hold office in accordance with and subject to the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL.

ARTICLE II

CONVERSION OF SHARES AND DELIVERY OF MERGER CONSIDERATION

Section 2.1 Conversion of Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Purchaser or the holder of any capital stock of Parent, Purchaser or the Company:

(a) Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All Shares that are owned by the Company, Parent or Purchaser (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by Third Parties) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

(c) Except as provided in Section 2.1(b) and except for Dissenting Shares (which shall have only those rights set forth in Section 2.6), each Share issued and outstanding immediately prior to the Effective Time, and subject to Section 2.1(e) and Section 2.2, shall automatically be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, but subject to any withholding required under applicable Tax Law.

(d) Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation outstanding at the Effective Time. From and after the Effective Time, all certificates representing shares of Purchaser Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(e) All of the Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such Shares (each, a “Certificate”) or any book-entry share registered in the transfer books of the Company (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Shares shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration.

Section 2.2 Exchange of Shares.

(a) Exchange Agent. Prior to the Offer Acceptance Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(h) and to act as agent (the “Exchange Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.1. Prior to the Offer Acceptance Time, Parent shall deposit, or cause to be deposited, with the Depository Agent cash in immediately available funds in an amount sufficient to pay the aggregate Offer Price payable pursuant to Section 1.1(h). On the Closing Date, Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the Merger Consideration payable pursuant to Section 2.1(c) (together with the amount deposited pursuant to the immediately preceding sentence the “Exchange Fund”), in each case, for the benefit of the holders of Shares. Parent shall cause the Depository Agent and the Exchange Agent to make, and the Depository Agent and the Exchange Agent shall make delivery of the Offer Price in the Offer and the Merger Consideration in the Merger in accordance with this

Agreement. The Exchange Fund shall not be used for any other purpose. In the event the Exchange Fund shall be insufficient to make the payments of the aggregate Offer Price and the aggregate Merger Consideration, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments, without interest.

(b) Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares. From and after the Effective Time, Persons who held Shares immediately prior to the Effective Time shall cease to have rights with respect to such Shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be exchanged for the Merger Consideration with respect to the Shares formerly represented thereby.

(c) Exchange Procedures. As promptly as practicable following the Effective Time (but in no event later than two business days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Exchange Agent only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company shall reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of Shares previously represented by such Certificate shall have been converted pursuant to this Agreement. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or such other agent or agents, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the Shares previously represented by such Certificate pursuant to the provisions of this Article II to be mailed or delivered by wire transfer, within two business days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, or any Book-Entry Share shall be properly transferred, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article II. No interest shall be paid or accrue on any amount payable upon surrender of any Certificate or in respect of Book-Entry Shares or on the Merger Consideration.

(d) Book-Entry Shares. Except as otherwise required by the Exchange Agent, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event more than two business days thereafter), the Merger Consideration (less required withholdings as provided in Section 2.4) for each Book-Entry Share. Payment of the Merger Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(e) [Intentionally Omitted]

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Shares on the first anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of Shares who have not theretofore received any Merger Consideration to which they are entitled under this Article II shall thereafter look only to Parent for payment of their claims with respect thereto.

(g) No Liability. None of Parent, Purchaser, the Company, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of Shares in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Body shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(h) Investment of Exchange Fund. The Depository Agent and the Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided, however, that (i) no such investment shall relieve Parent, the Depository Agent or the Exchange Agent from making the payments required by Article I or this Article II and, to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the amounts required by Article I or this Article II, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events, without interest, so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any net profit resulting from, or interest or income produced by, such investments, shall be property of, and paid to, Parent.

Section 2.3 Company Options; Company Restricted Stock. Unless otherwise expressly provided, all of the provisions of this Section 2.3 shall be effectuated without any action on the part of the holder of any Company Option or Company Restricted Stock.

(a) Treatment of Company Options. At the Offer Acceptance Time, each Company Option which is outstanding immediately prior to the Offer Acceptance Time (whether or not then vested or exercisable) shall be assumed by Parent and, subject to this Section 2.3(a) and Section 2.3(c), shall otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Offer Acceptance Time as set forth in the applicable Company Equity Plan (including any applicable award agreement, other agreement or other document evidencing such Company Option) immediately prior to the Offer Acceptance Time, except that, from and after the Offer Acceptance Time, (i) each such Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to such Company Option as of immediately prior to the Offer Acceptance Time and (y) the Exchange Ratio, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each Share at which such assumed Company Option was exercisable immediately prior to the Offer Acceptance Time by (y) the Exchange Ratio. Notwithstanding the foregoing, or anything to the contrary set forth in this Section 2.3, the assumption of any Company Options by Parent shall be subject to and accomplished in accordance with the requirements of Treasury Regulations Section 1.409A-1(b)(5)(v)(D).

(b) Company Restricted Stock. At the Offer Acceptance Time, each share of Company Restricted Stock that is outstanding immediately prior thereto shall thereafter be assumed by Parent and, subject to this Section 2.3(b) and Section 2.3(c), shall otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Offer Acceptance Time as set forth in the applicable Company Equity Plan (including any applicable award agreement, other agreement or other document evidencing such Company Restricted Stock) immediately prior to the Offer Acceptance Time, except that, from and after the Offer Acceptance Time, each award of Company Restricted Stock shall be converted automatically into an award consisting of that number of whole shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Restricted Stock subject to such award as of immediately prior to the Offer Acceptance Time and (ii) the Exchange Ratio.

(c) Termination of Employment. In the event the employment or other service relationship of a holder of an Assumed Company Award is terminated by Parent or the Surviving Corporation (or any Subsidiary thereof) without Cause or such holder resigns from Parent or the Surviving Corporation (or any Subsidiary thereof) for Good Reason, in either case during the 12-month period following the Offer Acceptance Time, then any Assumed Company Awards held by such person immediately prior to such termination shall immediately vest in full and become fully exercisable, as applicable, at the time of such termination. For purposes of this Section

2.3(c), “Cause” shall mean, in each case, as determined by Parent in good faith: (i) conduct by the person constituting a material act of misconduct in connection with the performance of the person’s duties, including, without limitation, misappropriation of funds or property of the Parent or the Surviving Corporation (or any Subsidiary thereof) other than the occasional, customary and de minimis use of property for personal purposes; (ii) commission by the person of any felony or any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) a material breach by the person of any of the provisions contained in any agreement between the person (on the one hand) and Parent or the Surviving Corporation (or any Subsidiary thereof) (on the other hand) which has continued for more than 30 days following written notice of such non-performance; or (iv) failure to reasonably cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by Parent or the Surviving Corporation (or any Subsidiary thereof) to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to reasonably cooperate or to produce documents or other materials in connection with such investigation. For purposes of this Section 2.3(c), “Good Reason” shall mean, in each case, as determined by Parent in good faith, that the person has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events without the person’s express written consent: (i) a material diminution in the person’s responsibilities, authority or duties as compared to such person’s responsibilities, authority or duties as of immediately prior to the Offer Acceptance Time (provided, however, that the consummation of the Contemplated Transactions, and the Acquired Corporations’ status as subsidiaries of Parent on and after the Offer Acceptance Time, shall not constitute or result in a material diminution in the responsibilities, authority or duties of any holder of Assumed Company Awards subject to this Section 2.3); (ii) a material diminution in the person’s base salary in effect as of immediately prior to the Offer Acceptance Time, except for across-the-board salary reductions similarly affecting all or substantially all similarly-situated employees; (iii) the material breach by Parent or the Surviving Corporation (or any Subsidiary thereof) of any agreement between the person (on the one hand) and Parent or the Surviving Corporation (or any Subsidiary thereof) (on the other hand) relating to (x) any grant, award or issuance by Parent or the Surviving Corporation (or any Subsidiary thereof) of any equity or debt securities to the person (including any stock option or restricted stock awards) or (y) indemnification of the person by Parent or the Surviving Corporation (or any Subsidiary thereof); or (iv) the relocation of the person’s principal place of employment by more than 50 miles from the location of the person’s principal place of employment immediately prior to the Offer Acceptance Time. For purposes of this Section 2.3(c), “Good Reason Process” shall mean that (i) the person reasonably determines in good faith that a Good Reason condition has occurred; (ii) the person notifies Parent or the Surviving Corporation (or any Subsidiary thereof) in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) the person cooperates in good faith with the efforts of Parent or the Surviving Corporation (or any Subsidiary thereof), for a period not less than 30 days following such notice (the “Cure Period”) to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the person terminates his employment within 60 days after the end of the Cure Period. If Parent or the Surviving Corporation (or any Subsidiary thereof) cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(d) Assumed Company Awards. As soon as reasonably practicable after the Offer Acceptance Time, but in no event later than two business days following the Offer Acceptance Time, Parent shall deliver to each holder of an Assumed Company Award an appropriate notice setting forth such holder’s rights pursuant to such Assumed Company Award. Unless the shares of Parent Common Stock issuable upon exercise or vesting, as applicable, of the Assumed Company Award are otherwise covered by an existing registration statement on Form S-8 immediately upon the Effective Time, Parent shall prepare and file with the SEC such a registration statement with respect to such shares of Parent Common Stock no later than the Effective Time and Parent shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Assumed Company Awards remain outstanding (subject to blackout periods and similar restrictions in accordance with Parent’s policies). The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of any such registration statement.

(e) Manner of Effecting. Prior to the Offer Acceptance Time, the Company and Parent agree that the Company shall, subject to Parent’s review and consent (which consent shall not be unreasonably withheld), take all corporate action necessary to effectuate the provisions of this Section 2.3. From and after the Offer Acceptance Time, unless the compensation committee of the Parent Board determines otherwise, all references to the Company in the Company Equity Plans and in each award or other agreement evidencing or relating to any Assumed Company Award or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

Section 2.4 Withholding Rights. Parent, the Surviving Corporation, the Depository Agent and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Offer Price and the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any holder of Shares, Company Options and shares of Company Restricted Stock, such amounts as Parent, the Surviving Corporation, the Depository Agent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Body by Parent, the Surviving Corporation or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as applicable.

Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in a reasonable customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, subject to such Person’s compliance with the exchange procedures set forth in Section 2.2(c), issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any distributions to which the holder thereof is then entitled pursuant to this Article II.

Section 2.6 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.4), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in and reasonably apparent from the face of any disclosures in the Company SEC Documents (other than information that is contained solely in the risk factors sections of such Company SEC Documents or in any disclosures therein that are predictive, speculative, cautionary or forward-looking in nature, except to the extent such information consists of factual and/or historical statements) or (b) as set forth in the Company Disclosure Schedule delivered by the Company to Parent and Purchaser prior to or simultaneously with the execution of this Agreement (it being understood that a matter disclosed with respect to one representation or warranty will also be deemed to be disclosed with respect to each other representation or warranty to which the relationship to the matter disclosed is reasonably apparent from the face of such disclosure), the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 3.1 Due Organization; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. No Acquired Corporations own any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Entity.

(c) Each Subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to carry on its business as now conducted. Each such Subsidiary is duly qualified to do business as a foreign Entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Organizational Documents. The Company has made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof. The Acquired Corporations’ certificates of incorporation, bylaws or other charter and organizational documents so delivered are in full force and effect.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 Shares and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on September 27, 2017: (A) 25,209,153 Shares were issued and outstanding (including 13,863 shares of Company Restricted Stock); (B) 5,172,623 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (C) 1,072,730 Shares were available for issuance under the Company Equity Plans and 507,020 Shares were available for issuance under the ESPP; (D) no shares of Company Preferred Stock were issued and outstanding; and (E) no Shares were held in the treasury of the Company. All of the outstanding Shares have been and are, and all Shares which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized and validly issued, and fully paid and nonassessable.

(b) Except as set forth in the Company Charter Documents or Part 3.3(b) of the Company Disclosure Schedule (i) none of the outstanding Shares is entitled or subject to any preemptive right, antidilutive right, right of repurchase or forfeiture, right of participation, right of maintenance, conversion right, redemption right or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote (or convertible into or exercisable for such securities having the right to vote) on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities of any Acquired Corporation.

(c) The Company has made available to Parent accurate and complete copies of the ESPP and all Company Equity Plans covering the Company Options and Company Restricted Stock outstanding as of the date of this Agreement, the forms of all award agreements evidencing such Company Options and Company Restricted Stock (and any other award agreements to the extent there are material variations from the form of agreement). All Company Options and Company Restricted Stock were granted in compliance in all material respects with all applicable Law and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued. Part 3.3(c) of the Company Disclosure Schedule contains an accurate and complete list of each outstanding Company Option and share of Company Restricted Stock as of September 27, 2017, including the holder’s name, date of grant, exercise or purchase price (if applicable), expiration date, number of Shares subject thereto, number of Shares subject thereto that have vested as of such date, vesting schedule, whether any Company Option is intended to qualify as an Incentive Stock Option (within the meaning of the Code), and the Company Equity Plan under which such Company Option or share of Company Restricted Stock was granted. As of the date of this Agreement, the Company has not commenced any offerings under the ESPP to eligible Company employees to purchase Shares.

(d) All of the outstanding capital stock or other equity or voting securities of, or ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any Encumbrance (except for Permitted Encumbrances). None of the Acquired Corporations own any equity securities or voting interest in any Person except for the equity securities and voting interests in the Acquired Corporations.

(e) Except as set forth in Section 3.3(c), there is no: (i) outstanding subscription, option, call, warrant, agreement, arrangement, commitment or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is in any way based on or derived from, the value of any shares of capital stock or securities of any of the Acquired Corporations; (ii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f) From the close of business on September 27, 2017 to the date of this Agreement, the Company has not issued any Shares, or any other capital stock of, or other equity securities or voting interests in, any Acquired Corporation, except upon the exercise of the Company Options or the settlement of Company Restricted Stock, in each case, outstanding as of the close of business on September 27, 2017 and disclosed pursuant to Section 3.3(c).

Section 3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2015, the Company has filed or furnished (as applicable) on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished (as applicable) with the SEC by the Company (such documents and any documents filed or furnished with the SEC after the date of this Agreement, the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied, or if filed or furnished subsequent to the date of this Agreement, will comply, as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents. Except to the extent that information contained in any Company SEC Document has been revised, amended, modified or superseded by a later filed Company SEC Document, (i) none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) any Company SEC Document filed or furnished with the SEC subsequent to the date of this Agreement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(c) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) that any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. There were no significant deficiencies or material weaknesses identified in management’s assessment of internal controls as of and for the year ended December 31, 2016 (nor has any such deficiency or weakness been identified as of the date hereof).

(d) The Company maintains effective disclosure controls and procedures (as defined by Rule 13a-15 or 15d-15 under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(e) None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f) The Company has delivered, or otherwise made available through filings with the SEC on the Electronic Data Gathering, Analysis and Retrieval database, to Parent copies of all comment letters received by the Company from the SEC since January 1, 2015 relating to the Company SEC Documents, together with all written responses of the Company thereto. As of the date hereof (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(g) The Company is in compliance in all material respects with all applicable listing and other requirements of NASDAQ.

Section 3.5 Absence of Changes. Except as set forth in Part 3.5 of the Company Disclosure Schedule, since January 1, 2017 through the date of this Agreement, (a) the Acquired Corporations have conducted their business in the ordinary course consistent with past practice, (b) there has not been any event, development or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) none of the Acquired Corporations has taken any action that, if taken after the date of this Agreement, would be prohibited under Section 5.2(a)(i), (iii), (iv), (vi), (vii), (ix), (x), (xi), (xii), (xiv), (xv), (xvi), (xviii) or, with respect to any of the foregoing, (xix).

Section 3.6 Title to Assets. The Acquired Corporations have good and marketable title to all assets owned by them as of the date of this Agreement that are material to the Company’s business as conducted as of the date hereof, including such assets (other than capitalized leases) reflected on the audited balance sheet in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Company Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Company Balance Sheet). All of said assets are owned by the Acquired Corporations free and clear of any material Encumbrances (other than Permitted Encumbrances).

Section 3.7 Real Property; Equipment.

(a) Neither the Company nor any Subsidiary of the Company owns or has owned any real property.

(b) Part 3.7(b) of the Company Disclosure Schedule sets forth (i) an accurate and complete list of all real property leased, subleased or otherwise occupied by the Acquired Corporations as of the date of this Agreement (each, a “Leased Real Property”), (ii) the address for each Leased Real Property and (iii) current rent amounts payable by the Acquired Corporations related to such Leased Real Property. All of the leases, subleases and other agreements (each, a “Lease Agreement”) of the Leased Real Property are valid and binding obligations of the Company and in full force and effect. No Lease Agreement is subject to any Encumbrance other than Permitted Encumbrances, including any leasehold mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any Third Party any interest in the Company’s leasehold interests or any right to the use or occupancy of any Leased Real Property. The Acquired Corporations have performed all material obligations required to be performed by it to date under each Lease Agreement, and there are no outstanding defaults or circumstances which, upon the giving of notice or passage of time or both, would constitute a default or breach by the Company or any of its Subsidiaries under any Lease Agreement except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(c) As of the date hereof, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, all items of equipment and other tangible assets owned by or leased to the Acquired Corporations (i) are in good operating condition and repair (ordinary wear and tear excepted and ongoing maintenance excepted) and (ii) are not obsolete or in need of repair or replacement, other than in the ordinary course of business consistent with past practice.

Section 3.8 Intellectual Property.

(a) Part 3.8(a) of the Company Disclosure Schedule lists all United States and non-United States patents and patent applications, trademark registrations and applications therefor, and registered copyrights and applications therefor, and Internet domain names owned by any Acquired Corporation (such registrations and applications, the “Company Registered IP”), including, with respect to each such registration and application, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing or issuance for each such item and (iv) the owner of each such item. As of the date of this Agreement, no cancellation, interference, opposition, invalidity, reissue, reexamination or other similar proceeding is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, duration, priority, validity, enforceability or ownership of any Company Registered IP is being contested or challenged (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration of Company Registered IP). (A) All registration, renewal, maintenance and other similar payments that are or have become due with respect to the Company Registered IP have been timely paid by or on behalf of the Company or another Acquired Corporation, and (B) the Company Registered IP is subsisting and, other than with respect to any pending application therefor, valid and enforceable and in full force and effect, and has not lapsed or expired (except for any patents within the Company Registered IP having lapsed or expired at the end of their statutory term), been abandoned, been disclaimed, been cancelled or been forfeited, except in each case of (A) and (B) for such exceptions as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the Intellectual Property owned by the Acquired Corporations is owned exclusively by the Acquired Corporations, free and clear of all Encumbrances other than Permitted Encumbrances. The Acquired Corporations are the owners of, or hold a license or other legally enforceable right to use, all Intellectual Property used in or necessary for the conduct of the Acquired Corporations’ business as currently conducted by the Acquired Corporations and as currently proposed (as described in the Company SEC Documents) to be conducted by the Acquired Corporations, in each case, free and clear of all Encumbrances, except for any exceptions which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and provided, however, that the foregoing is not a representation of non-infringement, non-misappropriation or other non-violation of the Intellectual Property of another Person, which representation is solely set forth in Section 3.8(d) below.

(c) Part 3.8(c) of the Company Disclosure Schedule identifies, as of the date of this Agreement, (i) each Company Inbound License and (ii) each Company Outbound License. Other than as set forth in Part 3.8(c) of the Company Disclosure Schedule, the Acquired Corporations have no other royalty, license fee or payment obligations (excluding contingent indemnity obligations) with respect to any Intellectual Property that is material to the business of the Acquired Corporations taken as a whole, other than agreements for any generally commercially available, off-the-shelf software programs.

(d) To the Knowledge of the Company, the operation of the business of the Acquired Corporations as currently conducted and as currently proposed (as described in the Company SEC Documents) to be conducted by the Acquired Corporations does not infringe, misappropriate or otherwise violate any Intellectual Property of another Person. Except as set forth on Part 3.8(d) of the Company Disclosure Schedule and since January 1, 2015, (i) no Legal Proceeding, is pending or, to the Knowledge of the Company, is being threatened in writing, against any of the Acquired Corporations relating to any infringement, misappropriation or violation of any Intellectual Property of another Person by any of the Acquired Corporations, and (ii) none of the Acquired Corporations has received any written notice alleging any infringement, misappropriation or violation of any Intellectual Property of another Person by any of the Acquired Corporations, except, in each case of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) None of the material Intellectual Property owned by any of the Acquired Corporations, and, to the Knowledge of the Company, no Intellectual Property licensed exclusively to any of the Acquired Corporations, is subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment restricting the scope, duration, priority, ownership, use, validity or enforceability of any such Intellectual Property.

(f) To the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by any of the Acquired Corporations or any Intellectual Property licensed exclusively to any of the Acquired Corporations.

(g) The Acquired Corporations have taken commercially reasonable actions to maintain the confidentiality of the material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret. All current or former directors, officers, employees, independent contractors and consultants of the Acquired Corporations who have developed any Intellectual Property that is material to the business of the Acquired Corporations taken as a whole for any of the Acquired Corporations have executed written agreements pursuant to which such Persons have assigned to the Acquired Corporations all of their rights, title and interest in and to all such Intellectual Property they may develop in the course of their employment or engagement to the extent such rights, title and interest in and to such Intellectual Property do not, or did not, automatically vest in the applicable Acquired Corporations by operation of Law.

(h) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create any material Intellectual Property owned by any of the Acquired Corporations, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Body or institution obtaining ownership rights to such Intellectual Property.

(i) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation of the Contemplated Transactions will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify (x) any agreement relating to any Intellectual Property owned or purported to be owned by or exclusively licensed to the Acquired Corporations or (y) any agreement as to which any of the Acquired Corporations is a party and pursuant to which the Acquired Corporations are authorized to use any Intellectual Property of any third party that is material to the business of the Company as presently conducted and as currently proposed (as described in the Company SEC Documents) to be conducted, excluding in each case generally commercially available, off-the-shelf software programs; (ii) result in or require the grant, assignment or transfer to any other Person (other than Parent, Purchaser or any of their respective Affiliates) of any license or other right or interest under, to or in any of the Intellectual Property owned or purported to be owned by or exclusively licensed to the Acquired Corporations or any of the Intellectual Property of Parent, Purchaser or any of their respective Affiliates; or (iii) cause a loss or impairment of any Intellectual Property owned or purported to be owned by or exclusively licensed to the Acquired Corporations.

(j) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Acquired Corporations (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted; (ii) in the last twelve months, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Acquired Corporations; and (iii) to the Knowledge of the Company, in the past 12 months, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

(k) Each Acquired Corporation has all necessary authority, consents and authorizations to receive, access, use, disclose and otherwise process the personal information (as defined under applicable Laws concerning privacy and data security) in such Acquired Corporation’s possession or control, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 Company Material Contracts.

(a) Except as filed as exhibits to the Company SEC Documents, and except for this Agreement, as of the date of this Agreement, neither the Company nor any Subsidiary of the Company is a party to or is bound by any Contract:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) requiring or otherwise involving the potential payment by or to the Company or any Subsidiary of the Company of more than an aggregate of $250,000 (and with respect to any underlying statement of work, only those with a future remaining commitment of more than $250,000 individually);

(iii) evidencing a capital expenditure in excess of $250,000;

(iv) containing a covenant limiting the ability of the Company or any Subsidiary of the Company to compete or engage in any line of business or to compete with any Person in any geographic area;

(v) (A) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by the Company or any Subsidiary of the Company in excess of $500,000 or (B) providing for the making by the Company or any Subsidiary of the Company of any loan or extension of credit;

(vi) relating to any joint venture, partnership, strategic alliance, material research and development project or similar arrangement that is material to the business of the Company or any Subsidiary of the Company;

(vii) that is a Company Inbound License or Company Outbound License;

(viii) that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or its Subsidiaries;

(ix) that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate Parent, the Surviving Corporation, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;

(x) that relates to any employee collective bargaining agreement or other contract with any labor union;

(xi) (A) relating to employment, between the Company or any of its Subsidiaries, on the one hand, and any Person beneficially owning five percent (5%) or more of the Shares or any officer, director, employee or Affiliate (other than a wholly-owned Subsidiary) of the Company or any Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, (B) containing terms obligating or which may in the future obligate the Company or any of its Subsidiaries to make any severance, termination or similar payment to any current or former employee or (C) pursuant to which the Company or any of its Subsidiaries may be obligated to make any bonus or similar payment to any current or former employee or director;

(xii) provides for any Acquired Corporation’s indemnification (or reimbursement or advancement of legal fees or expenses) of any current or former officer, director or employee of the Company or any Subsidiary of the Company;

(xiii) provides for the disposition of any material portion of the assets or business of the Company and its Subsidiaries, taken as a whole, or for the acquisition, directly or indirectly, of a material portion of the assets or business of any other Person (whether by merger, sale of stock or assets or otherwise);

(xiv) that is a stockholders, investors rights, registration rights, voting or similar agreement or arrangement; and

(xv) under which (A) the Company or its Subsidiaries leases from any other Person any equipment or other tangible personal property providing for annual payments by the Company or its Subsidiaries in excess of $250,000 or (B) the Company or its Subsidiaries leases or subleases any real property to or from any other Person.

(b) Each Contract of the type described in Section 3.9(a), whether or not filed as an exhibit to the Company SEC Documents, is referred to herein as a “Company Material Contract”. Except Company Material Contracts that have expired or terminated by their terms, all of the Company Material Contracts are valid and binding on the Company or any Subsidiary of the Company, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar applicable law affecting creditors’ rights generally and by general principles of equity. No Acquired Corporation has, and to the Knowledge of the Company, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Company Material Contract, and no Acquired Corporation has given or received written notice of any of the foregoing or of the intention of any party to a Company Material Contract to terminate such Contract.

Section 3.10 Liabilities. Except as set forth on Part 3.10 of the Company Disclosure Schedule, the Acquired Corporations have no liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, except for: (i) liabilities and obligations reflected on the Company Balance Sheet (including any related notes); (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet; (iii) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the Contemplated Transactions.

Section 3.11 Compliance; Permits; Restrictions.

(a) The Company and each of its Subsidiaries is and, since January 1, 2015, has been in compliance with all Laws applicable to the Company or any of its Subsidiaries, and, since January 1, 2015, has not received any written notice alleging any violation with respect to any applicable Laws, except as, individually or in the aggregate, has not had, and would not be reasonably expected to have, a Company Material Adverse Effect.

(b) Each of the current product candidates of the Company or any of its Subsidiaries is being, and at all times has been, developed, tested, manufactured, marketed, sold, labeled and stored, as applicable, in compliance in all material respects with the Federal Food, Drug and Cosmetic Act and applicable regulations enforced by the U.S. Food and Drug Administration (the “FDA”) and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable. To the extent the foregoing representation and warranty is made with respect to activities conducted by Third Parties, such representation and warranty is made solely to the Knowledge of the Company.

(c) None of the Acquired Corporations or any of their respective directors, officers or employees, or, to the Knowledge of the Company, any of their agents or distributors, has, at any time since January 1, 2015, violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any comparable foreign Law relating to anti-bribery or corruption matters. Since January 1, 2015, none of the Acquired Corporations or any of their respective directors, officers or employees, or, to the Knowledge of the Company, any of their agents or distributors, has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or agent or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has or would be reasonably expected to result in a violation of applicable Laws.

(d) To the Knowledge of the Company, the clinical trials conducted by the Company or its Subsidiaries were, and if still pending, are, being conducted in all material respects in accordance with all applicable clinical protocols, informed consents and applicable requirements of the FDA and equivalent regulatory authorities outside of the United States, including the applicable requirements of good clinical practice and all applicable requirements contained in Section 402(j) of the Public Health Service Act (42 U.S.C. §282(j)) and FDA regulations set forth at 21 C.F.R. Parts 50 (Protection of Human Subjects), 54 (Financial Disclosure by Clinical Investigators), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application).

(e) Neither the Company nor any of its Subsidiaries is subject to any investigation that is pending and of which the Company has been notified in writing or, to the Knowledge of the Company, which has been threatened, in each case by (i) the FDA, (ii) the Department of Health and Human Services Office of Inspector General or Department of Justice pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. Section 3729), or (iii) any regulatory authority outside of the U.S. pursuant to any equivalent statute of such jurisdiction.

(f) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any employee of the Company or its Subsidiaries, has been debarred under or convicted of any crime for which debarment is mandated by 21 U.S.C. §335a(a) or any similar applicable Laws or authorized by 21 U.S.C. §335a(b) or any similar applicable Laws, nor has the Company or any of its Subsidiaries or, to the Knowledge of the Company, any employee of the Company or any of its Subsidiaries, been convicted of any crime for which exclusion from participation in Medicare or state health care programs is mandated or authorized under 42 U.S.C. § 1320a-7, 42 C.F.R. part 1001 or any similar applicable Laws.

Section 3.12 Certain Business Practices. Each of the Acquired Corporations is in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act and any other U.S. or foreign Law concerning corrupt payments applicable to any Acquired Corporation. Since January 1, 2015, none of the Acquired Corporations has, to the Knowledge of the Company, been investigated by any Governmental Body with respect to, and, between January 1, 2015 and the date of this Agreement, none of the Acquired Corporations has been given notice by a Governmental Body of, any violation by any of the Acquired Corporations of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any other U.S. or foreign Law concerning corrupt payments. None of the Acquired Corporations nor any Company Associate authorized to act, and acting, on behalf of an Acquired Corporation has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or employee or any political party or candidate for political office or Governmental Body for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Body to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage that has resulted in or would reasonably be expected to result in a violation of applicable Law. For purposes of this provision, an “official or employee” includes any known official or employee of any directly or indirectly government-owned or —controlled entity, and any known officer or employee of a public international organization, as well as any Person known to be acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

Section 3.13 Tax Matters.

(a) The Company and each of its Subsidiaries (i) has filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws; provided, however, that regardless of what may be reported on any such Tax Returns, the Company makes no representation regarding (A) the amount of any net operating losses, Tax credit, or charitable contribution carryovers that are available to it or have been reported by the Company or any of its Subsidiaries for any federal, state or other Tax purposes, or (B) any limitation on use by the Company or any of its Subsidiaries of any net operating losses, Tax credit, or charitable contribution carryovers that might apply either before or after the Effective Time under Code Section 382 or any other applicable limitations under any Tax Laws, (ii) has paid all Taxes required to have been paid, whether or not shown as due on such Tax Returns, (iii) has adequate accruals and reserves, in accordance with GAAP, on the Company’s audited consolidated balance sheet at December 31, 2016, for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (iv) has not received written notice of any proposed or assessed deficiencies for any Tax from any taxing authority, against the Company or any of its Subsidiaries. Since December 31, 2016, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business.

(b) Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing Tax audit or other Legal Proceeding with respect to Taxes nor has any Tax audit or other Legal Proceeding with respect to Taxes been proposed against any of them in writing. No issues relating to Taxes of the Company or any of its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) in either case that is still outstanding.

(c) The Company and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company’s audited consolidated balance sheet, in accordance with GAAP) on any of the assets of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification (including indemnification of Taxes with respect to service-providers) or sharing agreement (other than an agreement solely between the Company and one or more of its Subsidiaries or solely between some or all of such Subsidiaries, and other than customary indemnifications for Taxes contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes). Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated U.S. federal income Tax Return. Neither the Company nor any of its Subsidiaries is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction), or as a transferee or successor, by contract, or otherwise, for any Tax of any Person other than the Company and its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(g) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” within the meaning of Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) of the Treasury Regulations or any similar provision of state, local, or foreign Law.

(h) The Company is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 3.14 Employee Matters; Benefit Plans.

(a) Part 3.14(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Employee Plan that is sponsored or maintained by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has or may have any liability (each, a “Company Employee Plan”). The Company has made available to Parent or Parent’s Representatives on or prior to the date of this Agreement with respect to each Company Employee Plan, to the extent applicable: (A) all plan documents and amendments thereto, and all related trust agreements, insurance contracts or other funding documents (including a written description of such plan, if unwritten), (B) the most recent determination or opinion letter issued by the IRS or the United States Department of Labor (“DOL”), (C) the most recent actuarial valuation or annual report (Form Series 5500 and all schedules and financial statements attached thereto), (D) the most recent summary plan descriptions and any material modifications thereto, and (E) all material correspondence to or from the IRS, the DOL, or any other Governmental Body for the last three years.

(b) No Company Employee Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(c) Neither the Company nor any ERISA Affiliate has ever maintained any Company Employee Plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA) and neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full.

(d) Each of the Company Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and to the Knowledge of the Company, nothing has occurred that would be reasonably expected to result in the loss of such qualification or exemption. Each of the Company Employee Plans is and has been operated in all material respects in compliance with its terms and all applicable Law, including ERISA and the Code, except where the failure to operate such Company Employee Plans in accordance with their terms and applicable Law did not and could not, individually or in the aggregate, result in any material liability to the Acquired Corporations. For the last three years, no litigation or governmental administrative proceeding, audit or other Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Acquired Corporations, threatened in writing with respect to any Company Employee Plan, and, to the Knowledge of the Acquired Corporation, there is no reasonable basis for any such litigation or Legal Proceeding, except as would not result in any material liability to any Acquired Corporation. All payments and/or contributions required to have been made by an Acquired Corporation with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law, except as would not result in any material liability to any Acquired Corporation.

(e) None of the Company Employee Plans provide health care or any other non-pension benefits to any Company Associates after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Company has never promised to provide such post-termination benefits except pursuant to executive employment agreements.

(f) No Acquired Corporation has announced its intention to modify or terminate any Company Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Plan.

(g) The per share exercise price of each Company Option is no less than the fair market value of a Share on the date of grant of such Company Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code. With respect to each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) such plan has been operated in accordance with a good faith, reasonable interpretation of Section 409A of the Code, (ii) such plan has been operated in all material respects since January 1, 2009 in accordance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder and (iii) the document or documents that evidence each such plan have complied with the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code in all material respects since January 1, 2009. No payments on account of the Contemplated Transactions would cause any material liability to an Acquired Corporation under Section 409A of the Code.

(h) Except as set forth in Part 3.14(h) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Acquired Corporation; (ii) limit the right of the Acquired Corporation to amend, merge or terminate any Company Employee Plan or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Acquired Corporation.

Section 3.15 Labor Matters.

(a) Part 3.15(a) of the Company Disclosure Schedule sets forth an accurate and complete list of (i) each current employee of the Acquired Corporations, including for each such individual: name, job title, date of hire, location and current base salary or wage rate and (ii) each current independent contractor entity engaged by the Acquired Corporations, including for each such entity: name, description of services and consulting or contracting fee. Except as required by applicable Law or as set forth in Part 3.15(a) of the Company Disclosure Schedule, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

(b) Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, (i) none of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations; (ii) no collective agreements applicable to the Company exist at any of the Acquired Corporations; (iii) there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat (in writing) thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees in the last three years, other than in the course of established collective bargaining relationships; (iv) there is not now pending, and, to the

Knowledge of the Company, no Person has threatened (in writing) to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation or union organizing activity or any similar activity or dispute, other than in the course of established collective bargaining relationships; (v) there is no claim or grievance pending or, to the Knowledge of the Company, threatened (in writing) relating to any Company Employee Plan, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate that involves a material liability or material potential liability, including charges of unfair labor practices (including equal employment opportunity Laws), or material complaints concerning terms and conditions of employment, occupational safety and health, affirmative action, employee privacy or harassment; (vi) the Acquired Corporations are in material compliance with any and all applicable affirmative action plans and requirements; and (vii) the Acquired Corporations are in material compliance with all applicable Law respecting labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any other similar applicable foreign, state, or local Laws of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event), and wages and hours.

(c) None of the Acquired Corporations is delinquent in any material respect in payments to any Company Associate for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such Company Associates. None of the Acquired Corporations is liable for any material payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the ordinary course of business consistent with past practice) and freelancer/independent contractors.

(d) There has not been in the last three years any claim, lawsuit or arbitration that has been asserted or instituted against any Acquired Corporation by any Governmental Body relating to the legal status or classification of an individual classified by any Acquired Corporation as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

Section 3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) No notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Legal Proceeding is pending and, to the Knowledge of the Company, is threatened in writing by any Governmental Body or other Person relating to or arising out of any failure of the Company or any of its Subsidiaries to comply with any Environmental Law.

(b) The Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits of the Company.

(c) There has been no release or disposal by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries would reasonably be expected to be liable by any Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries.

(d) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability.

Section 3.17 Insurance. Part 3.17 of the Company Disclosure Schedule lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Acquired Corporations as of the date hereof (collectively, the “Insurance Policies”), all of which are in full force and effect. No Acquired Corporation has received any written notice that coverage has been denied or disputed by the underwriters of such Insurance Policies. All premiums due and payable under all such Insurance Policies have been paid when due, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies (or other policies and bonds providing substantially similar insurance coverage). To the Knowledge of the Company, there is no termination of any Insurance Policy threatened in writing.

Section 3.18 Transactions with Affiliates. Since December 31, 2016, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K, except as disclosed in the Company SEC Documents.

Section 3.19 Legal Proceedings; Orders. (a) There is no Legal Proceeding pending against or, to the Knowledge of the Company, threatened in writing, against the Company, any of its Subsidiaries or any of its present or former directors or executive officers in their respective capacities as such and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, which, in either case of (a) or (b), (i) would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) as of the date of this Agreement, challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Merger.

Section 3.20 Authority; Binding Nature of Agreement.

(a) The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Contemplated Transactions.

(b) The Company Board (at a meeting duly called and held) has unanimously: (i) determined that this Agreement and the Merger are in the best interests of the Company’s stockholders, (ii) approved and declared advisable this Agreement, the Contemplated Transactions in accordance with the requirements of the DGCL, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (collectively, the “Company Board Recommendation”), (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger, this Agreement and the Contemplated Transactions not to be subject to any state Takeover Statute or similar Law (including Section 203 of the DGCL) that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company and assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against the Company in accordance with its terms, subject to (x) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (y) rules of Law governing specific performance, injunctive relief and other equitable remedies.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.6, the Company Board has taken all action necessary to render inapplicable to the Merger, this Agreement and the other transactions contemplated hereby the restrictions on business combinations contained in Section 203 of the DGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement or the Contemplated Transactions.

Section 3.22 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and other applicable Antitrust Laws, and the rules and regulations of the SEC and NASDAQ, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions do not and will not: (i) result in a breach or violation of, or default under, any of the provisions of the Company Charter Documents or the comparable governing instruments of any of the other Acquired Corporations; (ii) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance (other than Permitted Encumbrances) on any assets of any Acquired Corporation or loss of rights pursuant to any Company Material Contract, in each case that would be binding upon any Acquired Corporation; or (iii) result in a breach or violation of any Law or Order applicable to any Acquired Corporation or any of its properties or assets, except in each case in clauses (ii) and (iii), as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as may be required by the Exchange Act and state Takeover Statutes, the DGCL, the HSR Act and other applicable Antitrust Laws, and the rules and regulations of the SEC and NASDAQ, neither the Company nor any of its Affiliates is required to give notice to, deliver any report to, make any filing with, or obtain any consent or waiver from any Person at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement, or the consummation by the Company of the Contemplated Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is aware of any fact or circumstance relating to the Company’s or any of its Subsidiaries’ respective businesses, assets, liabilities or operations that would reasonably be expected to impair, in any material respect, the ability of the parties to obtain, on a timely basis, any expiration of any waiting period or any authorization, consent, order, declaration or approval of any Governmental Body necessary and, as of the date of this Agreement, required under the HSR Act and other applicable Antitrust Laws for the consummation of the transactions contemplated by this Agreement.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents to be filed with the SEC and sent to the Company’s stockholders in connection with the Offer, and none of the documents required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9, or any amendments or supplements thereto (the “Company Disclosure Documents”), will, at the date they are first mailed to the Company’s stockholders or filed with the SEC or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company Disclosure Documents will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of the Company.

Section 3.24 Fairness Opinion. The Company Board has received the opinion of MTS Health Partners, L.P. (“MTS”) as financial advisor to the Company, that as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Offer Price or Merger Consideration per Share is fair from a financial point of view to the holders of Shares. An accurate and complete copy of such opinion shall be made available solely for informational purposes to Parent by the Company on or as soon as possible following the date of this Agreement.

Section 3.25 Financial Advisor. No broker, finder, financial advisor or investment banker (other than MTS) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company. The Company has not elected to satisfy any portion of any fee or commission payable by the Company or any of its Subsidiaries to MTS in any form of consideration other than cash.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant to the Company as follows:

Section 4.1 Due Organization; Subsidiaries.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Purchaser is a Delaware corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. Purchaser was formed solely for the purpose of engaging in the Contemplated Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions. Parent is the sole stockholder and owns all of the interests of Purchaser. Each of Parent and Purchaser is duly qualified to do business in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws and all other charter and organizational documents of Parent and Purchaser, including all amendments thereto, as in effect on the date hereof. Parent’s and Purchaser’s certificates of incorporation, bylaws and other charter and organizational documents so delivered are in full force and effect.

Section 4.2 Legal Proceedings; Orders. (a) There is no Legal Proceeding pending against or, to the Knowledge of Parent, threatened in writing, against Parent, any of its Subsidiaries or any present or former directors or executive officers in their respective capacities as such and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding Order, which, in either case of (a) or (b), (i) would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or (ii) as of the date of this Agreement, challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the Merger.

Section 4.3 Authority; Binding Nature of Agreement.

(a) Each of Parent and Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject, in the case of Purchaser, to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser, to consummate the Contemplated Transactions. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent and Purchaser, subject, in the case of Purchaser, to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to approve this Agreement or the Contemplated Transactions. The vote or consent of Parent, as the sole stockholder of Purchaser, is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve the Merger and this Agreement, which consent shall be given on or about the time of execution of this Agreement.

(b) The Parent Board, by resolutions duly adopted at a meeting of the Parent Board duly called and held and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, are in the best interests of, Parent and the Parent’s stockholders, and (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the Contemplated Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein.

(c) The Purchaser Board by resolutions duly adopted by all directors of Purchaser and, not subsequently rescinded or modified in any way, has (A) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, are in the best interests of, Purchaser and Parent, as the sole stockholder of Purchaser, (B) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the Contemplated Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, (C) directed that this Agreement be submitted to a vote by Parent, and (D) recommended that Parent vote in favor of adoption of this Agreement in accordance with the DGCL.

Section 4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and other applicable Antitrust Laws, and the rules and regulations of the SEC and NASDAQ, the execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Contemplated Transactions do not and will not: (i) result in a breach or violation of, or default under, any of the provisions of the Parent Charter Documents or the comparable governing instruments of any of Parent’s Subsidiaries; (ii) with or without notice or lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, any change in or acceleration or creation of any obligations or the creation of any Encumbrance (other than Permitted Encumbrances) on any assets of Parent or its Subsidiaries or loss of rights pursuant to any Parent Contract, in each case that would be binding upon Parent or any of its Subsidiaries; or (iii) result in a breach or violation of any Law or Order applicable to Parent or any of its Subsidiaries or any of its properties or assets, except in each case in clauses (ii) and (iii), as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Except as may be required by state Takeover Statutes, the DGCL, the HSR Act and other applicable Antitrust Laws, and the rules and regulations of the SEC and NASDAQ, neither Parent nor any of its Affiliates is required to give notice to, deliver any report to, make any filing with, or obtain any consent or waiver from any Person at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement, or the consummation by Parent of the Contemplated Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Neither Parent, Purchaser nor any of their Subsidiaries is aware of any fact or circumstance relating to Parent’s, Purchaser’s or any of their Subsidiaries’ respective businesses, assets, liabilities or operations that would reasonably be expected to impair, in any respect, the ability of the parties to obtain, on a timely basis, any expiration of any waiting period or any authorization, consent, order, declaration or approval of any Governmental Body necessary and, as of the date of this Agreement, required under the HSR Act and other applicable Antitrust Laws for the consummation of the transactions contemplated by this Agreement.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9, and none of the Offer Documents, and any amendments or supplements thereto, will, at the date they are first mailed to the Company’s stockholders or filed with the SEC, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of Parent or Purchaser.

Section 4.6 Ownership of Company Common Stock. None of Parent, Purchaser or any other Subsidiary of Parent is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.7 Funds. Parent has and will have, and will cause Purchaser to have, at the Offer Acceptance Time and the Closing through cash and cash equivalents, the funds necessary to consummate the Contemplated Transactions, including without limitation, payment in cash of the aggregate Offer Price at the Offer Acceptance Time and the aggregate Merger Consideration on the Closing Date and to pay all related fees and expenses.

Section 4.8 Financial Advisor. No broker, finder, financial advisor or investment banker (other than Centerview Partners LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

CERTAIN COVENANTS OF THE PARTIES

Section 5.1 Access and Investigation. Subject to Section 6.1, during the period commencing on the date of this Agreement and ending at the earlier of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Pre-Closing Period”), upon reasonable notice the Company shall use commercially reasonable efforts to cause the Company’s Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and its Subsidiaries as may be reasonably requested by Parent; (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries as the other party may reasonably request; and (c) permit Parent’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the Company’s chief financial officer and other officers and managers responsible for the Company’s financial statements and the internal controls, to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Notwithstanding the foregoing, the Company may restrict the foregoing access to the extent that any Law applicable to the Company requires the Company to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access; provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a violation of Law or loss of attorney client privilege.

Section 5.2 Conduct.

(a) Operation of the Company’s Business. During the Pre-Closing Period: (i) except: (w) as required or specifically permitted under this Agreement, (x) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as set forth in Part 5.2(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of the other Acquired Corporations to, conduct its business and operations in the ordinary course, consistent with past practice and the Company shall use its commercially reasonable efforts to: (A) preserve intact its business organization and material assets, (B) keep available the services of its officers and employees who are integral to the operation of the business as presently conducted, (C) maintain in effect all of its Governmental Authorizations, and (D) maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with the Acquired Corporations. Without limiting the generality of the foregoing, during the Pre-Closing Period, except: (1) as required or specifically permitted under this Agreement, (2) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (3) as required by applicable Law or (4) as set forth in Part 5.2(a) of the Company Disclosure Schedule, the Company shall not, and shall cause the other Acquired Corporations not to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock;

(ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security of the Company, (B) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security of the Company, or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company, in each of clauses (A) through (C) other than: (x) the issuance of Shares upon the exercise of Company Options or pursuant to the terms of the award agreements that are outstanding on the date of this Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of this Agreement (or as may be amended, or granted or awarded not in violation of this Agreement), (y) grants or awards of Shares (including Company Restricted Stock) or Company Options to new hires that are made in the ordinary course of business consistent with past practice (provided that the number of Shares granted to any new hire shall not exceed the number of Shares that are granted in the ordinary course of business consistent with past practice with respect to an initial grant to a new hire for the same position or job level) and (z) grants or awards of Shares (including Company Restricted Stock) or Company Options required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements that, in each case, are listed on Part 3.14(a) of the Company Disclosure Schedule, have been made available to Parent, and are in effect as of the date of this Agreement (or as may be amended or entered into not in violation of this Agreement);

(iii) commence any offering or otherwise issue or grant any awards under the ESPP;

(iv) (A) split, combine or reclassify its outstanding shares of capital stock of the Company, (B) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or (C) enter into any agreement with respect to voting of any of the capital stock of any of the Acquired Corporations or any securities convertible into or exchangeable for such capital stock;

(v) except as contemplated by Section 6.2, to the extent required by applicable Law or as required pursuant to a Company Employee Plan in effect prior to the date of this Agreement and set forth in Part 3.14(a) of the Company Disclosure Schedule (or as may be implemented or amended not in violation of this Agreement), (A) enter into, establish, adopt, modify, amend or terminate any Company Employee Plan or any other compensation or benefit plan with, for or in respect of any stockholder, director, officer, other employee or consultant that would constitute a Company Employee Plan had it been in effect as of the date of this Agreement (except as required by Law), (B) take any action to amend, modify or waive any of its rights under, or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under, any Company Employee Plan (except as required by such Company Employee Plans), (C) increase in any manner the compensation or benefits of any current or former Company Associate (except for (i) increases required to be made pursuant to the terms of existing Company Employee Plans and (ii) increases required under any applicable Law), (D) grant, pay or increase any severance, retention or change in control payments or benefits to any director, officer, employee or consultant, (E) hire, elect or appoint any officer or hire employees whose total cash and equity compensation exceeds $250,000 in the aggregate or (F) issue or forgive any loans (other than routine travel advances or similar business expense advances issued in the ordinary course of business and the use of Acquired Corporation credit cards in accordance with the Acquired Corporation’s policy) to Company Associates;

(vi) amend, modify, waive any provision of or permit the adoption of any amendment to the Company Charter Documents;

(vii) incur, guarantee or assume any long-term or short-term Indebtedness except (x) for borrowings under the Company’s current credit facilities in the ordinary course of business consistent with past practice or (y) in respect of Indebtedness owing by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(viii) make any capital expenditures in an amount in excess of $250,000 individually or $500,000 in the aggregate;

(ix) acquire (by merger, consolidation, acquisition of stock or otherwise), lease, license or sublicense any right, business or other asset, including Intellectual Property, from any other Person or sell or otherwise dispose of (by merger, consolidation, sale of stock or otherwise), or lease, license or sublicense, any right, business or other asset, including Intellectual Property, to any other Person, or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any right, business or asset, including Intellectual Property, in each case of the foregoing, other than, for rights or assets other than Intellectual Property, pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $250,000 individually or $500,000 in the aggregate;

(x) merge or consolidate with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xi) change any of its methods of accounting or accounting practices in any respect unless required by GAAP or applicable Law, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(xii) enter into any collective bargaining, agreement to form a work council or other union or similar agreement or commit to enter into any such agreements;

(xiii) enter into or amend or modify in any material respect, consent to the termination of (other than at its stated expiry date), or waive, release or assign any material rights, claims or benefits under, any Company Material Contract or any other Contract that, if in effect as of the date hereof, would constitute a Company Material Contract;

(xiv) institute, settle, or compromise any Legal Proceeding involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $250,000 in the aggregate, the imposition of equitable relief or the actual or potential violation of any criminal Law, other than any Legal Proceeding brought against Parent or Purchaser arising out of a breach or alleged breach of this Agreement by Parent or Purchaser;

(xv) abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any Intellectual Property, or grant any right or license to any Intellectual Property;

(xvi) adopt or implement any stockholder rights plan;

(xvii) enter into any material partnership arrangements, joint development agreements or strategic alliances;

(xviii) make or change any material Tax election inconsistent with past practices, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any amended Tax Return in respect of a material Tax item, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund or settle or compromise any material Tax liability or agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; or

(xix) agree or commit to take any of the foregoing actions described in clauses (i) through (xviii) of this Section 5.2(a).

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. In addition, notwithstanding the foregoing, nothing in this Section 5.2(a) shall restrict the Acquired Corporations from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement exclusively among the Acquired Corporations.

Section 5.3 Unsolicited Proposals.

(a) Subject to Section 5.4(b) and Section 5.4(c) and except as permitted by this Section 5.3, during the Pre-Closing Period:

(i) the Company (in such role, the “Target Party,” and the other party (i.e., Parent) in such role, the “Other Party”) shall not, nor shall the Target Party permit any of its Subsidiaries to, nor shall the Target Party authorize or permit any of its Representatives or any of its Subsidiary’s Representatives to, directly or indirectly (other than with respect to Parent and Purchaser), (A) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Target Party or any of its Subsidiaries, with respect to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (C) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal or (D) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)) with respect to an Acquisition Proposal or enter into any letter of intent, agreement, contract or commitment requiring the Target Party to breach this Agreement or abandon, terminate or fail to consummate the Contemplated Transactions; and

(ii) the Company shall, and shall cause its Subsidiaries to, and shall cause its and their respective Representatives to, immediately cease and terminate any existing discussions or negotiations with any Third Party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, and promptly following the date hereof the Company shall use commercially reasonable efforts to cause all non-public information previously provided by or on behalf of it or any of its Subsidiaries to any such Third Party to be returned or destroyed in accordance with the applicable confidentiality agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof but prior to the Offer Acceptance Time, (i) the Target Party receives an unsolicited written bona fide Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not result from a material breach of this Section 5.3 or Section 5.4 and (iii) the Company Board (such board of directors (or any committee thereof) in such role, the “Target Board”), determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and that failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Target Party may (A) furnish information and data with respect to the Target Party and its Subsidiaries to the Third Party making such Acquisition Proposal and afford such Third Party access to the businesses, properties, assets and personnel of the Target Party and its Subsidiaries and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into a customary confidentiality agreement with such Third Party for the purpose of receiving non-public information relating to such Third Party); provided, however, that the Target Party (1) will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement and (2) will promptly (and in any event within 24 hours) provide to the Other Party any material non-public information concerning the Target Party or its Subsidiaries provided to such Third Party, which was not previously provided to the Other Party. Notwithstanding anything to the contrary contained in this Agreement, the Target Party and its Representatives may (x) following the receipt of an unsolicited written bona fide Acquisition Proposal from a Third Party, contact such Third Party in order to clarify and understand the terms and conditions of such Acquisition Proposal solely in order to permit the Target Board to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal in accordance with this Section 5.3 and (y) direct any Persons to this Agreement, including the specific provisions of this Section 5.3.

(c) The Target Party shall as promptly as practicable (and in any event within 24 hours) notify the Other Party of the Target Party’s receipt of any Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), which notification shall include a copy of the applicable written Acquisition Proposal, inquiry, proposal or offer (or, if oral, the material terms and conditions of such Acquisition Proposal, inquiry, proposal or offer) and the identity of the Third Party making such Acquisition Proposal, inquiry, proposal or offer. The Target Party shall thereafter keep the Other Party reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Target Party (or its Representatives) within 24 hours after receipt thereof.

(d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any standstill or similar agreement to which the Company or any of its Subsidiaries is a party, or any restrictions on “business combinations” or any similar provision contained in any applicable Takeover Statute or the Company Charter Documents, other than to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) The Company agrees in the event any Subsidiary or any Representative of the Company takes any action which, if taken by the Company, would constitute a material breach of this Section 5.3, the Company shall be deemed in breach of this Section 5.3.

Section 5.4 Adverse Recommendation Change.

(a) Subject to Section 5.4(b) and Section 5.4(c), the Company Board shall not effect a Company Adverse Recommendation Change.

(b) (i) Notwithstanding anything in this Agreement to the contrary, including Section 5.4(a), at any time prior to the Offer Acceptance Time, the Target Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) make a Company Adverse Recommendation Change in response to either (1) an Acquisition Proposal that the Target Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal or (2) an Intervening Event or (B) cause the Target Party to terminate this Agreement pursuant to Section 8.4(a), and authorize the Target Party to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Company Adverse Recommendation Change pursuant to this Section 5.4(b) may be made and (y) no termination of this Agreement pursuant to Section 8.4(a) may be made:

(A) until after the third business day following written notice from the Target Party advising the Other Party that the Target Board intends to make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.4(a), (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the Third Party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material terms of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two business days, and compliance with this Section 5.4(b) with respect to such new notice);

(B) unless during such three business day period (or two business day period following an amended proposal), the Target Party shall, and shall cause its Representatives to, to the extent requested by the Other Party, negotiate with the Other Party in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Target Board to maintain the Company Board Recommendation and not make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.4(a); and

(C) unless, the Target Board determines in good faith, taking into consideration any amendments to this Agreement proposed by the Other Party (after consultation with its financial advisor and outside legal counsel) that the applicable Acquisition Proposal still constitutes a Superior Proposal and that the failure to effect Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.4(a) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(iii) In the case of an Intervening Event, no Company Adverse Recommendation Change pursuant to this Section 5.4(b) may be made:

(A) until after the third business day following written notice from the Target Party advising the Other Party that the Target Board intends to take such action and specifying the material facts underlying the determination by the Target Board that an Intervening Event has occurred, and the reason for the Company Adverse Recommendation Change in reasonable detail (a “Notice of Intervening Event”);

(B) unless during such three business day period, the Target Party shall, and shall cause its Representatives to, to the extent requested by the Other Party, negotiate with the Other Party in good faith to make such adjustments to the terms and conditions of this Agreement in such a manner that obviates the need for a Company Adverse Recommendation Change; and

(C) unless the Target Board determines in good faith, taking into consideration any amendments to this Agreement proposed by the Other Party (after consultation with its financial advisor and outside legal counsel), that the failure to effect a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The provisions of this Section 5.4(b)(iii) shall also apply to any material change to the facts and circumstances relating to an Intervening Event, in which case such change shall require a new Notice of Intervening Event and the Target Party shall be required to comply again with the provisions of this Section 5.4(b)(iii), except that any reference to three business days shall instead be to two business days.

(c) Nothing contained in Section 5.3 or this Section 5.4 or elsewhere in this Agreement shall prohibit the Target Board from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Target Party’s stockholders if, in the good faith judgment of the Target Board after consultation with outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or any disclosure requirements under applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act; provided, however, that this Section 5.4(c) shall not permit the Target Board to make a Company Adverse Recommendation Change except in compliance with Section 5.4(b).

Section 5.5 Approval by Sole Stockholder of Purchaser. Promptly following the execution and delivery of this Agreement, Parent, as sole stockholder of Purchaser, shall adopt this Agreement and approve the Merger, in accordance with the DGCL.

ARTICLE VI

ADDITIONAL COVENANTS OF THE PARTIES

Section 6.1 Filings and Approvals.

(a) Without limiting the generality of anything contained in this Section 6.1, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate the Contemplated Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Third Party and/or any Governmental Body, including without limitation, if required, under the HSR Act and any other applicable Antitrust Laws, in order to consummate the Contemplated Transactions.

(b) In furtherance and not in limitation of the foregoing, each of the Company and Parent (and their respective Affiliates, if applicable) shall: (i) promptly, but in no event later than five business days after the date of this Agreement, file any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Contemplated Transactions; and shall use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) promptly make all filings, and use reasonable best efforts to timely obtain all consents, permits, authorizations, waivers, clearances and approvals, and to cause the expiration or termination of any applicable waiting periods, as may be required under any other applicable Antitrust Laws (to the extent required); (iii) as promptly as reasonably practicable provide such information as may reasonably be requested by the DOJ or the FTC under the HSR Act or by any other Governmental Body in connection with the Contemplated Transactions, as well as any information required to be submitted to comply with, a request for additional information in order to commence or end a statutory waiting period; and (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Contemplated Transactions, including that Parent shall be obligated to agree to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses of Parent, the Company or any of their respective Subsidiaries and agree to any obligations, behavioral undertakings, relationships, ventures, contractual rights, or other arrangements of Parent, the Company or any of their respective Subsidiaries required in order to obtain all consents, permits, authorizations, waivers, clearances and approvals, or to cause the expiration or termination of any applicable waiting periods, under the HSR Act and any other applicable Antitrust Laws no later than three business days before the End Date (provided no such action shall be required to be effected unless contingent upon the occurrence of the Closing). Parent shall pay all applicable filing fees for filings required under this Section 6.1(b).

(c) Without limiting the generality of anything contained in this Section 6.1, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Body with respect to the Contemplated Transactions, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body to the extent regarding the Contemplated Transactions, or regarding any such request, inquiry, investigation, action or Legal Proceeding, and provide a copy of all written communications and (iv) pull and re-file any notice under the HSR Act only if the other parties agree. Subject to applicable Law, in advance and to the extent practicable, each of Parent or Company, as the case may be, will consult the other on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Body in connection with the Contemplated Transactions and shall incorporate all comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that if review of any information would be material in connection with any second request (or similar process) such information shall be provided solely to those individuals acting as outside antitrust counsel for the other parties provided that such counsel shall not disclose such information to such other parties and shall enter into a joint defense agreement with the providing party. In addition, except as may be prohibited by any Governmental Body or by any applicable Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Contemplated Transactions, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d) Neither Parent nor Purchaser shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under the HSR Act or other applicable Antitrust Laws with respect to the Contemplated Transactions.

Section 6.2 Employee Compensation and Benefits.

(a) For a period commencing upon the Effective Time and continuing through the first anniversary of the Effective Time (or until termination of employment, if earlier), Parent shall provide to each employee of the Acquired Corporations who continues to be employed by Parent or the Surviving Corporation (or any Subsidiary thereof) following the Effective Time (the “Continuing Employees”) (i) total cash compensation (including base salary or base hourly rate, as applicable, bonus opportunities, other than equity-based compensation and retention benefits) that are at least equal to the cash compensation provided to such Continuing Employees immediately prior to the Effective Time and (ii) retirement benefits and health and welfare benefits (other than pursuant to defined benefit plans or retiree plans) at levels which are, in the aggregate, substantially comparable in the aggregate to those benefits received by such Continuing Employees immediately prior to the Effective Time (or, as determined by Parent in its sole discretion, those benefits as provided by Parent to similarly situated employees of Parent). In addition, (i) notwithstanding the foregoing, the Continuing Employees shall be eligible for severance benefits as set forth in Part 6.2 of the Company Disclosure Schedule and (ii) Parent shall assume and honor the terms of the agreements set forth in Part 6.2 of the Company Disclosure Schedule. Without limiting the foregoing:

(b) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable, assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation.

(c) If requested by Parent at least ten business days prior to the Effective Time, the Acquired Corporations shall terminate any and all Company Employee Plans intended to qualify under Section 401(k) of the Code (the “401(k) Plan(s)”), effective not later than the business day immediately preceding the Effective Time. In the event that Parent requests that such 401(k) Plan(s) be terminated, the Acquired Corporations shall provide Parent with evidence that such 401(k) Plan(s) have been terminated pursuant to resolution of the Company Board not later than two business days immediately preceding the Effective Time. Parent shall have no obligation to cause or permit Continuing Employees with outstanding participant loan balances under the 401(k) Plan(s) to roll over their plan loans to Parent’s 401(k) plan.

(d) Prior to the Effective Time, effective not later than the business day immediately preceding the Effective Time, the Company shall terminate the ESPP. No later than four business days immediately preceding the Effective Time, the Company shall provide Parent with evidence that the ESPP has been or, in accordance with the immediately preceding sentence will be, terminated pursuant to resolution of the Company Board.

(e) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that they were eligible to participate in such plans prior to the Closing; provided, however, that (i) nothing in this Section 6.2 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period) Parent shall use reasonable best efforts to cause the Continuing Employees to be eligible to participate in Parent’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent (taking into account job location). To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any benefit plan of Parent and/or the Surviving Corporation in which Continuing Employees are eligible to participate, then Parent shall cause such benefit plan to (to the extent that it would not result in any duplication of benefits), for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company.

(f) With respect to all employees, the Acquired Corporations shall be responsible for providing any notices required to be given and otherwise complying with the WARN or similar Laws of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by the Acquired Corporations on or prior to the Effective Time. If Parent determines that an event would trigger WARN obligations (or obligations arising under similar Laws) after the Effective Time, Parent shall be responsible for providing notices to all employees as are required to be provided notice under WARN (or any similar statute or regulation), in a form that is compliant with applicable Law.

(g) Nothing in this Section 6.2 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any particular employee benefit or retirement plan, including any Company Employee Plan or employee plan of Parent, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance with their terms, (iii) create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment or (iv) create any third-party beneficiary rights in any employee of the Acquired Corporations or the Surviving Corporation, any beneficiary or dependent thereof, or any collective bargaining representative thereof or any other Person.

(h) From and after the Closing Date, Parent shall honor, and shall cause the Surviving Corporation and their respective Subsidiaries to honor, in accordance with its terms, (i) each existing (as of the date hereof) employment, change in control, retention or severance agreement between the Company or any of its Subsidiaries and any current or former officer, director or employee of that company, (ii) all obligations in effect as of the Effective Time under any equity-based, bonus or compensation deferral plans, programs or agreements of the Company or its Subsidiaries and (iii) all vested and accrued benefits under any Company Employee Plan, in each case, in a manner not inconsistent with the provisions of this Agreement. Parent acknowledges that the transaction contemplated hereby shall constitute a “change in control” for purposes of each Company Employee Plan that uses such term or a similar term.

(i) Not later than two business days prior to the Closing Date, the Company shall deliver to Parent the information set forth in Part 6.2 (i) of the Company Disclosure Schedule.

Section 6.3 Transfer Taxes.

(a) Except for as provided in Article II, all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares. The Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Return with respect to such Taxes.

Section 6.4 Indemnification of Officers and Directors.

(a) For six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.4(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of this Agreement as set forth on Part 6.4(a) of the Company Disclosure Schedule (the “Current Premium”) and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium not in excess of 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such Persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the Contemplated Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium. At Parent’s request, the Company shall obtain such prepaid policies prior to the Effective Time, with such policies to be effective as of the Effective Time. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred, provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 6.4(b)), judgments, fines, penalties or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or other proceeding (whether civil or criminal, and including any proceeding before any administrative or legislative body or agency) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of the Company or any Subsidiary of the Company (including in any capacity with respect to any employee benefit plan), in each of clause (A) or (B) whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the Contemplated Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (x) each indemnification agreement in effect between the Company or any of its Subsidiaries and any Indemnified Party as of the date of this Agreement; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of this Agreement. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 6.4.

Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with its obligations in this Section 6.4(b) and an Indemnified Party makes a demand or commences a suit which, in either case, results in a final, nonappealable Order that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such demand or suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 360 days and the actual number of days elapsed, without compounding).

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4.

(d) The provisions of this Section 6.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.4).

Section 6.5 Transaction Litigation. The Company shall (a) as promptly as reasonably practicable (and in any event within two business days) notify Parent in writing of any Transaction Litigation and thereafter keep Parent informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information related to such Transaction Litigation as such Persons may reasonably request), (b) give Parent the opportunity to participate in the defense of any Transaction Litigation and (c) not cease to defend, consent to the entry of any judgment, offer to settle, or enter into any settlement with respect to any such Transaction Litigation without the prior written consent of Parent, which such consent shall not be unreasonably withheld, conditioned or delayed. Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation.

Section 6.6 Disclosure. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be mutually agreed to by Parent and the Company. Thereafter, Parent and the Company shall consult with each other before issuing any press release or making any other public statement, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the Contemplated Transactions and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, delayed or conditioned, except as such release or announcement may be required by applicable Law or any requirements of NASDAQ, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith; provided, however, that notwithstanding the foregoing, (i) neither the Company nor Parent shall be obligated to engage in such consultation with respect to communications that are principally directed to employees, customers, partners or vendors so long as such communications are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party) and (ii) neither the Company nor Parent shall be required to consult with the other before issuing any press release or making any other public statement with respect to a Company Adverse Recommendation Change effected in accordance with Section 5.4.

Section 6.7 Takeover Laws; Advice of Changes.

(a) If any Takeover Statute may become, or may purport to be, applicable to the Contemplated Transactions, each of Parent and the Company and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable, and in any event prior to the End Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Statute on any of the Contemplated Transactions.

(b) Each of the Company and Parent will give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has, (x) with respect to the Company, had or would reasonably be expected to result in any Company Material Adverse Effect and (y) with respect to Parent or Purchaser, had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the Offer Conditions or the conditions set forth in Article VII not being able to be satisfied prior to the End Date.

Section 6.8 Section 16 Matters. Promptly after the date hereof and prior to the Offer Acceptance Time, the Company and Parent shall take all such steps as may be required to cause (a) any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Contemplated Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of shares of Parent Common Stock (including derivative securities with respect to shares of

Parent Common Stock) resulting from the Contemplated Transactions by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case to the extent permitted by applicable Law.

Section 6.9 Confidentiality. Parent and the Company hereby acknowledge and agree to continue to be bound by the letter agreement dated as of September 19, 2017 between Parent and the Company, as amended (the “Confidentiality Agreement”). All information provided by or on behalf of the Company or its Subsidiaries, on the one hand, and Parent, on the other hand, pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement.

Section 6.10 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the compensation committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by such party):

(a) Statutes. No Law shall have been enacted or promulgated by any federal or state Governmental Body of competent jurisdiction and remain in effect that precludes, restrains, enjoins or prohibits the consummation of the Merger.

(b) Injunctions. There shall be no Order (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or prohibiting consummation of the Merger.

(c) Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE VIII

TERMINATION

Section 8.1 Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Offer Acceptance Time by the mutual written consent of Parent and the Company.

Section 8.2 Termination By Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Offer Acceptance Time:

(a) if the Closing has not been consummated on or before April 9, 2018 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Closing to be consummated on or before the End Date; or

(b) if any Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Offer or the Merger and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order.

Section 8.3 Termination By Parent. This Agreement may be terminated by Parent at any time prior to the Offer Acceptance Time:

(a) [Intentionally Omitted];

(b) if a Company Adverse Recommendation Change shall have occurred or the Company shall have materially breached its obligations under Section 5.3 or Section 5.4; or

(c) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Offer set forth in clause (b) or clause (c) of Exhibit B, as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date or, if curable, is not cured by the Company within 30 days after receipt by the Company of written notice of such breach.

Section 8.4 Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Offer Acceptance Time:

(a) if the Company shall have complied with Section 5.3 and Section 5.4 hereof in all material respects and the Company Board shall have effected a Company Adverse Recommendation Change in respect of a Superior Proposal in accordance with Section 5.4, and substantially concurrently with such termination the Company enters into a definitive agreement with respect to such Superior Proposal and concurrently with or prior to such termination the Company pays the Termination Fee and the REGENXBIO Reimbursement Fee to Parent in accordance with Section 8.6(b);

(b) [Intentionally Omitted]; or

(c) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in this Agreement if such breach would reasonably be expected to result in a Parent Material Adverse Effect, and such breach is incapable of being cured by the End Date or, if curable, is not cured by Parent or Purchaser within 30 days after receipt by Parent of written notice of such breach.

Section 8.5 Notice of Termination: Effect of Termination. The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.1) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to Article VIII, this Agreement shall be of no further force or effect without liability of any party (or any Representative of such party) to each other party hereto; provided, however, that the provisions of this Section 8.5, Section 6.9, Section 8.6, Article IX and the applicable definitions in Exhibit A or elsewhere in this Agreement shall survive any termination hereof pursuant to this Article VIII. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Purchaser or the Company shall be relieved or released from any liabilities or damages arising out of its knowing and intentional material breach of any provision of this Agreement or any other agreement delivered in connection herewith or any fraud, subject only, with respect to any such liabilities of the Company, to Section 8.6; provided, however, that the failure of Parent or Purchaser to consummate the Offer after all Offer Conditions have been satisfied or waived or the Merger after all conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived shall constitute a knowing and intentional material breach by Parent or Purchaser, and Parent and Purchaser shall be liable to the Company for such breach as provided herein notwithstanding any termination of this Agreement. The Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

Section 8.6 Fees and Expenses Following Termination.

(a) If this Agreement is terminated by Parent pursuant to Section 8.3(b), then the Company shall pay to Parent the Termination Fee and shall reimburse Parent the amount of the Termination Fee (as defined in the REGENXBIO Merger Agreement) previously paid by Parent to or on behalf of the Company in connection with the termination of the REGENXBIO Merger Agreement and the entry into this Agreement (the “REGENXBIO Reimbursement Fee”) (by wire transfer of immediately available funds), in each case within two business days after such termination; or

(b) If this Agreement is terminated by the Company pursuant to Section 8.4(a), then the Company shall pay to Parent the Termination Fee and shall reimburse Parent the REGENXBIO Reimbursement Fee (by wire transfer of immediately available funds), in each case concurrently with or prior to such termination; or

(c) If this Agreement is terminated: (i) by Parent pursuant to Section 8.3(c); or (ii) by Parent or the Company pursuant to Section 8.2(a), and, in each case, (A) an Acquisition Proposal is made, communicated or is otherwise publicly disclosed, before such termination and (B) within twelve months after the date of such termination, the Company consummates an Acquisition Proposal or enters into a definitive agreement in respect of an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (whether during such twelve month period or thereafter), then in any such event the Company shall pay to Parent the Termination Fee and shall reimburse Parent the REGENXBIO Reimbursement Fee (by wire transfer of immediately available funds), in each case substantially concurrently with the consummation of the Acquisition Proposal (it being understood for all purposes of this Section 8.6(c), all references in the definition of Acquisition Proposal to “20% or more” shall be deemed to be references to “more than 50%” instead).

(d) [Intentionally Omitted].

(e) Except in the case of intentional fraud or a Willful Breach of this Agreement, in the event that Parent shall become entitled to receive full payment of the Termination Fee and the REGENXBIO Reimbursement Fee pursuant to Section 8.6(a) through (c), the receipt of such Termination Fee and the REGENXBIO Reimbursement Fee shall be deemed to be liquated damages for any and all losses or damages suffered or incurred by Parent and any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Contemplated Transactions (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent or any of its Affiliates in connection with this Agreement (and the termination hereof), the Contemplated Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent and its respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Contemplated Transactions or any matters forming the basis for such termination (other than equitable relief to require payment of such Termination Fee and the REGENXBIO Reimbursement Fee). For the avoidance of doubt, the payment of the Termination Fee together with the REGENXBIO Reimbursement Fee by the Company under this Section 8.6 shall be payable only once with respect to this Section 8.6 and not in duplication even though such payment of the Termination Fee together with the REGENXBIO Reimbursement Fee may be payable under one or more provisions hereof.

(f) The parties acknowledge and hereby agree that the provisions of this Section 8.6 are an integral part of the Contemplated Transactions, and that, without such provisions, the parties would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 8.6, and, in order to obtain such payment, Parent makes a claim against the Company that results in a judgment, the Company shall pay to the other party the reasonable costs and expenses (including Parent’s reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.6 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(g) Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the Contemplated Transactions will be paid by the party incurring such expenses.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1 Amendment. Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that following the Offer Acceptance Time, there shall be no amendment or supplement to the provisions of this Agreement which causes the Merger Consideration to differ from the Offer Price.

Section 9.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

Section 9.4 Entire Agreement; No Reliance; Counterparts.

(a) This Agreement and the Confidentiality Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect.

(b) Each party hereto agrees that, except for the representations and warranties contained in Article III (including the Company Disclosure Schedule), and Article IV of this Agreement, or contained in any certificate required to be delivered by a party pursuant to this Agreement, neither the Company, Parent or Purchaser makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the Contemplated Transactions, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each party agrees that none of the other parties makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the future business, operations or affairs of such other party or any of its Subsidiaries heretofore or hereafter delivered to or made available to the other parties, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to such other parties, including the information in the electronic data room of such party, with respect to such party or any of its Subsidiaries or the business, operations or affairs of such party or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made by such party in this Agreement.

(c) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.5 Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in New Castle County, Delaware (or, if (and only if) the Court of Chancery of the State of Delaware shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware)

and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action, or other proceeding. In furtherance of the foregoing, each of the parties (i) waives the defense of inconvenient forum, (ii) agrees not to commence any suit, action or other proceeding arising out of this Agreement or the Contemplated Transactions other than in any such court, and (iii) agrees that a final judgment in any such suit, action, or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law. Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the Contemplated Transactions, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.5(a) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

Section 9.6 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of competent jurisdiction as set forth in Section 9.5 and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.6, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.6 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.6 shall require any party hereto to institute any Legal Proceeding for (or limit any party’s right to institute any Legal Proceeding for) specific performance under this Section 9.6 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.6 or anything set forth in this Section 9.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available at any time.

Section 9.7 Assignability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

Section 9.8 Third Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of Article I concerning payment of the Offer Price, the provisions of Article II concerning payment of the Merger Consideration, Section 6.4, and Section 8.5, which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein; provided, however, that, (a) prior to the Offer Acceptance Time, the rights and remedies conferred on the holders of Shares pursuant to Article I concerning payment of the Offer Price may only be enforced by the Company acting on the behalf of the holders of the Shares, and (b) prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to Article II concerning payment of the Merger Consideration or the assumption of Assumed Company Awards may only be enforced by the Company acting on the behalf of the Company’s equity holders (including holders of Company Options and Company Restricted Stock).

Section 9.9 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth business day after dispatch by registered or certified mail, (iii) on the next business day if transmitted by national overnight courier or (iv) on the date delivered if sent by e-mail (provided confirmation of email receipt is obtained), in each case as follows:

if to Parent or Purchaser:

Ultragenyx Pharmaceutical Inc.

60 Leveroni Court

Novato, California 94949

Attention: Karah Parschauer, Executive Vice President & General Counsel

Facsimile No. (415) 483-8810

Email: kparschauer@ultragenyx.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Attention: Graham Robinson

Laura Knoll

Facsimile No.: (617) 305-4822

Email: graham.robinson@skadden.com

laura.knoll@skadden.com

if to the Company:

Dimension Therapeutics, Inc.

840 Memorial Drive

Cambridge, MA 02139

Attention: Annalisa Jenkins, M.B.B.S., F.R.C.P., Chief Executive Officer

Facsimile No. (617) 401-0020

Email: Annalisa.jenkins@dimensiontx.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Kingsley L. Taft

Andrew H. Goodman

Facsimile No.: (617) 523-1231

E-Mail: ktaft@goodwinlaw.com;

agoodman@goodwinlaw.com

Section 9.10 Cooperation. The Company agrees to reasonably cooperate with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement, in each case to the extent not inconsistent with any other provision of this Agreement.

Section 9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Contemplated Transactions are fulfilled to the extent possible.

Section 9.12 Obligation of Parent. Parent shall cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of this Agreement and the Contemplated Transactions. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under this Agreement and the Contemplated Transactions, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Purchaser shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Purchaser in the first instance. As applicable, references in this Section 9.12 to “Purchaser” shall also include the Surviving Corporation following the Effective Time.

Section 9.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the party to which such information or material is to be provided in the virtual data room set up by the providing party in connection with this Agreement at least 24 hours prior to the date hereof.

(f) The term “party” or “parties” shall refer to a party hereto or parties hereto, as applicable.

(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DIMENSION THERAPEUTICS, INC.

By:	/s/ Annalisa Jenkins
Name: Annalisa Jenkins, M.B.B.S., F.R.C.P.
Title: Chief Executive Officer

ULTRAGENYX PHARMACEUTICAL INC.

By:	/s/ Dr. Emil D. Kakkis
Name: Dr. Emil D. Kakkis
Title: Chief Executive Officer and
President

MYSTIC RIVER MERGER SUB INC.

By:	/s/ Karah Parschauer
Name: Karah Parschauer
Title: Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“401(k) Plan(s)” is defined in Section 6.2(c) of this Agreement.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may not contain provisions that prohibit the Company or Parent, as applicable, from complying with the provisions of Article V.

“Acquired Corporations” means the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” means with respect to the Company, any offer or proposal from any Third Party or “group” (within the meaning of Section 13(d) of the Exchange Act) other than Parent and its Affiliates, relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party or group, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party or group beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, asset acquisition, exclusive license, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iv) any merger, amalgamation, consolidation, asset acquisition, exclusive license, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or (v) any combination of the foregoing.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” is defined in the Preamble to this Agreement.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust Laws and all other applicable Law and Orders issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Company Award” means each Company Option or share of Company Restricted Stock that is assumed and continued by Parent, as set forth in Section 2.3 of this Agreement.

“Book-Entry Share” is defined in Section 2.1(e) of this Agreement.

“business day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to remain closed.

“Cause” is defined in Section 2.3(c) of this Agreement.

“Certificate” is defined in Section 2.1(e) of this Agreement.

“Certificate of Merger” is defined in Section 1.3(c) of this Agreement.

“Closing” is defined in Section 1.3(b) of this Agreement.

“Closing Date” is defined in Section 1.3(b) of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble to this Agreement.

“Company Adverse Recommendation Change” shall mean the Company Board: (a) failing to make, withdrawing, amending, modifying, or qualifying (or otherwise publicly proposing to do any of the foregoing), in a manner adverse to Parent, the Company Board Recommendation; (b) failing to include the Company Board Recommendation in the Schedule 14D-9 that is mailed to the Company’s stockholders or any version thereof that is filed with the SEC; (c) recommending or otherwise declaring advisable, authorizing or approving an Acquisition Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the Shares within ten business days after the commencement of such offer or, if earlier, by the close of business on the business day immediately preceding the scheduled Expiration Date; (e) failing to reaffirm publicly (if so requested by Parent in writing) the Company Board Recommendation within ten business days after the date any Acquisition Proposal is first publicly disclosed or, if earlier, by the close of business on the business day immediately preceding the scheduled Expiration Date, provided that the Company shall have received Parent’s written request not later than the third business day preceding the scheduled Expiration Date (it being understood that Parent shall not be entitled to make such request on more than one occasion per Acquisition Proposal) or (f) resolving, proposing or agreeing to take any of the foregoing actions.

“Company Associate” means any current or former employee (including officers) and any other individual who is a director, in each case, of any of the Acquired Corporations.

“Company Balance Sheet” is defined in Section 3.6 of this Agreement.

“Company Board” is defined in the Recitals to this Agreement.

“Company Board Recommendation” is defined in Section 3.20(b) of this Agreement.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended and as in effect on the date hereof.

“Company Contract” means any Contract to which any of the Acquired Corporations is a party.

“Company Disclosure Documents” is defined in Section 3.23 of this Agreement.

“Company Disclosure Schedule” means the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent immediately prior to or concurrently with the execution of this Agreement.

“Company Employee Agreement” means each management, employment, severance, termination pay, stay-bonus, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations and (b) any Company Associate, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any contractual obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit (including accelerated vesting of any award under an Employee Plan).

“Company Employee Plan” is defined in Section 3.14(a) of this Agreement.

“Company Equity Plans” means the Company’s 2015 Stock Option and Incentive Plan, the Company’s 2013 Stock Plan, as amended, and the Company’s 2015 Employee Stock Purchase Plan.

“Company Inbound License” means any Company Contract pursuant to which any Intellectual Property of another Person (other than an Affiliate of the Company) that is material to the business of the Acquired Corporations taken as a whole, is licensed to any Acquired Corporation, in each case, other than (i) agreements between any Acquired Corporation and its employees or consultants, (ii) agreements for any generally commercially available, off-the-shelf software programs, and (iii) non-disclosure agreements entered into in the ordinary course of business.

“Company Material Adverse Effect” means a material adverse effect (i) on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) that prevents, materially delays or materially impairs the Company from consummating the Offer or the Merger prior to the End Date, excluding for purposes of clause (i) any such material adverse effect resulting from or arising out of: (A) the execution, announcement, pendency or consummation of the Contemplated Transactions (including any litigation or any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other Third Parties related thereto) (provided that the exceptions in this clause (A) shall not apply with respect to references to “Company Material Adverse Effect” as used in any representation or warranty in this Agreement to the extent that such representation or warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement or the consummation of the Contemplated Transactions or the performance of obligations under this Agreement); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company, or any facts or circumstances concerning Parent or any of its Affiliates; (C) general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein; (D) general conditions in an industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world where the Company and its Subsidiaries operate, or changes therein; (E) any changes or proposed changes in GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes in applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Body, or any panel or advisory body empowered or appointed thereby (provided that the exceptions in this clause (F) shall not apply with respect to references to “Company Material Adverse Effect” as used in any representation or warranty in this Agreement to the extent that such representation or warranty expressly addresses compliance with applicable Laws); (G) the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Purchaser or as required by this Agreement, or the taking of any action, or failure to take any action, by Parent or Purchaser (provided, in each such case, that the Company has notified Parent that the taking or refraining from taking any such action would, or would reasonably be expected to, result in a Company Material Adverse Effect); (H) any decision or action, or inaction, by the FDA or other comparable foreign Governmental Body, with respect to any product or product candidate of the Company or any results of any pre-clinical or clinical testing being conducted by or on behalf of the Company with respect to any product or product candidate of the Company; (I) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; (J) any Transaction Litigation; or (K) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any Third Parties), or any change in the price or trading volume of Shares (it being understood that the underlying causes of such failures or changes in this clause (K) may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (I) such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Material Contract” is defined in Section 3.9(b) of this Agreement.

“Company Options” means all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Outbound License” means any Company Contract pursuant to which any Intellectual Property that is material to the business of the Acquired Corporations taken as a whole is licensed or in which a right to such Intellectual Property is granted by any of the Acquired Corporations to another Person (other than an Affiliate of the Company), in each case, other than any outbound agreements granting non-material, non-exclusive licenses entered into in the ordinary course of business consistent with past practice.

“Company Preferred Stock” is defined in Section 3.3(a) of this Agreement.

“Company Registered IP” is defined in Section 3.8(a) of this Agreement.

“Company Restricted Stock” means each award with respect to a Share outstanding under the Company Equity Plans that is, at the time of determination, subject to a risk of forfeiture or repurchase by the Company, whether subject to time- or performance-based vesting.

“Company SEC Documents” is defined in Section 3.4(a) of this Agreement.

“Company Systems” is defined in Section 3.8(j) of this Agreement.

“Confidentiality Agreement” is defined in Section 6.9 of this Agreement.

“Contemplated Transactions” means the Offer, the Merger and the other transactions and actions contemplated by this Agreement.

“Continuing Employees” is defined in Section 6.2(a) of this Agreement.

“Contract” means any legally binding contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind, including all amendments, supplements or modifications thereto.

“Cure Period” is defined in Section 2.3(c) of this Agreement.

“Current Premium” is defined in Section 6.4(a) of this Agreement.

“Depository Agent” is defined in Section 2.2(a) of this Agreement.

“DGCL” means the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code.

“Dissenting Shares” is defined in Section 2.6 of this Agreement.

“DOJ” means the U.S. Department of Justice.

“DOL” is defined in Section 3.14(a) of this Agreement.

“Effective Time” is defined in Section 1.3(c) of this Agreement.

“Employee Plan” means any employment, consulting, salary, change in control, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock-based, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, vacation or paid-time off, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement (including any Company Employee Agreement) and each other employee benefit plan, program, policy or arrangement, in each case whether written or unwritten, including any “employee benefit plan” within the meaning of Section 3(3) of the ERISA.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” is defined in Section 8.2(a).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any applicable Law or any agreement with any Governmental Body or other Person, relating to human health and safety, the environment or any Hazardous Substance, as each has been or may be amended, and together with all rules, regulations and interpretations promulgated thereunder.

“Environmental Permits” means, with respect to any Person, all Governmental Authorizations relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any employers, whether or not incorporated, that would be treated together with any Acquired Corporation as a single employer within the meaning of Section 414 of the Code.

“ESPP” means the Company’s 2015 Employee Stock Purchase Plan, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” is defined in Section 2.2(a) of this Agreement.

“Exchange Fund” is defined in Section 2.2(a) of this Agreement.

“Exchange Ratio” means the quotient of (i) the Offer Price divided by (ii) the Parent Trading Price.

“Expiration Date” is defined in Section 1.1(c) of this Agreement.

“Extension Deadline” is defined in Section 1.1(c) of this Agreement.

“FDA” is defined in Section 3.11(b) of this Agreement.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.4(b) of this Agreement.

“Good Reason” is defined in Section 2.3(c) of this Agreement.

“Good Reason Process” is defined in Section 2.3(c) of this Agreement.

“Governmental Authorization” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Body, or of which such Person has the benefit under any applicable Law.

“Governmental Body” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental or quasi-governmental body, agency, authority (including any central bank, taxing authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person:

(i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances, (vi) for contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements or (vii) guaranteeing any obligations of any other Person of the type described in the foregoing.

“Indemnified Party” is defined in Section 6.4(b) of this Agreement.

“Indemnified Party Proceeding” is defined in Section 6.4(b) of this Agreement.

“Initial Expiration Date” is defined in Section 1.1(c) of this Agreement.

“Insurance Policies” is defined in Section 3.17 of this Agreement.

“Intellectual Property” means any intellectual property or similar proprietary right including all patents, patent applications, inventions (whether or not patentable), copyrights, copyrighted works, trade secrets, know-how, trademarks, trademark registrations and applications, domain names, website addresses, URLs, databases, compilations of data, data (including personally identifiable information) and aggregated data, moral rights, discoveries, concepts, ideas, improvements, technology, processes, processing methods, manufacturing techniques, logics, algorithms, designs, design rights, specifications, schematics, work-flow diagrams, work product, technology and technical data and all other proprietary information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans, and all documentation relating to any of the foregoing, and related information, software and licenses of any of the foregoing.

“Intervening Event” means with respect to the Company any material event, circumstance, condition, change, effect, occurrence or development of a state of facts occurring or arising after the date hereof that was not known to, nor reasonably foreseeable by, the Company Board, as of or prior to the date hereof, affecting the business, assets or operations of the Company, which material event, circumstance, condition, change, effect, occurrence or development of a state of facts becomes known to the Company or the Company Board prior to the Offer Acceptance Time, other than resulting from, arising out of or relating to (i) the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement, (ii) any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or any matter relating thereto or consequence thereof, (iii) any change in the market price or trading volume of the Shares or (iv) the fact that the Company exceeds any internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any Third Party) (it being understood that the underlying causes of such event in this clause (iv) may be taken into account in determining whether there has been or there exists an Intervening Event, unless such underlying cause would otherwise be excepted by this definition).

“IRS” means the Internal Revenue Service.

“Knowledge of the Company” or “Knowledge of the Acquired Corporation(s)” means the actual knowledge of each of the individuals identified in Part 1.1 of the Company Disclosure Schedule.

“Knowledge of Parent” means the actual knowledge of Emil Kakkis, Shalini Sharp or Karah Parschauer.

“Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Lease Agreement” is defined in Section 3.7(b) of this Agreement.

“Leased Real Property” is defined in Section 3.7(b) of this Agreement.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Letter of Transmittal” is defined in Section 2.2(c) of this Agreement.

“Merger” is defined in the Recitals to this Agreement.

“Merger Consideration” is defined in Section 2.1(c) of this Agreement.

“Minimum Condition” is defined in Exhibit B to this Agreement.

“MTS” is defined in Section 3.24 of this Agreement.

“NASDAQ” means The NASDAQ Global Select Market, or any successor thereto.

“Notice of Intervening Event” is defined in Section 5.4(b)(iii)(A) of this Agreement.

“Notice of Superior Proposal” is defined in Section 5.4(b)(ii)(A) of this Agreement.

“Offer” is defined in the Recitals to this Agreement.

“Offer Acceptance Time” is defined in Section 1.1(h) of this Agreement.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b) of this Agreement.

“Offer Documents” is defined in Section 1.1(e) of this Agreement.

“Offer Price” is defined in the Recitals to this Agreement.

“Offer to Purchase” is defined in Section 1.1(b) of this Agreement.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Body or arbitrator that is binding upon or applicable to such Person or its property.

“Other Party” is defined in Section 5.3(a)(i) of this Agreement.

“Parent” is defined in the Preamble to this Agreement.

“Parent Board” is defined in the Recitals to this Agreement.

“Parent Charter Documents” means Parent’s certificate of incorporation and bylaws, each as amended and as in effect on the date hereof.

“Parent Common Stock” means shares of Parent’s common stock, par value $0.001 per share.

“Parent Contract” means any Contract: (a) to which Parent or any Subsidiary of Parent is a party; (b) by which Parent or any Subsidiary of Parent or any Intellectual Property relating to Parent’s product candidates which is owned, licensed, or controlled by Parent or its Subsidiaries that is necessary or used in Parent’s business as presently conducted or any other asset of Parent is or may become bound or under which Parent or any Subsidiary of Parent has, or may become subject to, any obligation; or (c) under which Parent or any Subsidiary of Parent has or may acquire any right or interest.

“Parent Material Adverse Effect” means a material adverse effect that prevents, materially delays or materially impairs Parent or Purchaser from consummating the Offer or the Merger prior to the End Date.

“Parent Trading Price” shall mean the volume weighted average of the closing sale prices per share of Parent Common Stock on the NASDAQ, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) for the five (5) full consecutive trading days ending on and including the third business day prior to the Offer Acceptance Time.

“Permitted Encumbrance” means any Encumbrance that (a) arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) represents the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract Law or (c) in the case of any Contract, are restrictions against the transfer or assignment thereof that are included in the terms of such Contract.

“Person” means any individual, Entity or Governmental Body.

“Pre-Closing Period” is defined in Section 5.1 of this Agreement.

“Purchaser” is defined in the Preamble to this Agreement.

“Purchaser Board” is defined in the Recitals to this Agreement.

“Purchaser Common Stock” means shares of Purchaser’s common stock, par value $0.0001 per share.

“REGENXBIO Merger Agreement” is defined in the Recitals to this Agreement.

“REGENXBIO Reimbursement Fee” is defined in Section 8.6(a) of this Agreement.

“Representatives” means with respect to any Person, the directors, officers, employees, agents, financial advisors, attorneys, accountants, consultants and other authorized representatives of such Person.

“Schedule 14D-9” is defined in Section 1.2(a) of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” is defined in the Recitals to this Agreement.

“Stockholder List Date” is defined in Section 1.2(b) of this Agreement.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or economic interests of such Entity.

“Superior Proposal” means any bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the form of consideration, financing terms (and certainty of financing) thereof, the likelihood of consummation, any applicable break-up fees or expense reimbursement provisions, as well as any changes to the terms of this Agreement proposed by Parent in writing pursuant to Section 5.4(b), would, if consummated, result in a transaction that is more favorable to the holders of Shares than the Contemplated Transactions, and which the Company Board determines is reasonably likely to be consummated; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “more than 50%”.

“Surviving Corporation” is defined in Section 1.3(a) of this Agreement.

“Takeover Statutes” is defined in Section 3.21 of this Agreement.

“Target Board” is defined in Section 5.3(b) of this Agreement.

“Target Party” is defined in Section 5.3(a)(i) of this Agreement.

“Tax” means any tax (including any federal, state, local and foreign income tax, franchise tax, profits tax, capital gains tax, gross receipts tax, value added tax, surtax, estimated tax, unemployment tax, payroll tax, national health insurance tax, excise tax, Code Section 59A environmental tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, capital stock tax, severances tax, disability tax, production tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), and any penalty, interest or addition to tax imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Termination Condition” is defined in Exhibit B to this Agreement.

“Termination Fee” means $2,850,000.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than, as applicable, Parent or any of its Affiliates or Representatives, or the Company or any of its Affiliates or Representatives.

“Transaction Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Offer, the Merger or any related transaction (including any such claim or Legal Proceeding based on allegations that the Company’s entry into this Agreement or the terms and conditions of this Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the Board of Directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“WARN” is defined in Section 3.15(b) of this Agreement.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would or would reasonably be likely to cause a breach of this Agreement.

EXHIBIT B

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and the conditions set forth in clauses (e) and (g) shall not be satisfied or waived by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) the representations and warranties of the Company set forth in this Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein), other than the representations and warranties set forth in Section 3.1 (Due Organization, Subsidiaries), Section 3.3 (Capitalization), Section 3.5 (Absence of Changes), Section 3.20 (Authority; Binding Nature of Agreement), Section 3.21 (Takeover Statutes), Section 3.24 (Fairness Opinion) and Section 3.25 (Financial Advisor), shall be true and correct as of the date of this Agreement and as of the Offer Acceptance Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date); unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, have not resulted in or would not reasonably be expected to result in a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.1 (Due Organization, Subsidiaries), Section 3.3(c) (Capitalization), Section 3.5 (Absence of Changes), Section 3.20 (Authority; Binding

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Nature of Agreement), Section 3.21 (Takeover Statutes), Section 3.24 (Fairness Opinion) and Section 3.25 (Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Offer Acceptance time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date); and (iii) the representations and warranties set forth in Section 3.3 (other than Section 3.3(c)) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Offer Acceptance Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been true and correct as of such earlier date), except for de minimis inaccuracies;

(c) the Company shall have performed or complied with in all material respects the agreements and covenants contained in this Agreement to be performed or complied with by the Company at or prior to the Offer Acceptance Time pursuant to the terms of this Agreement;

(d) since the date of this Agreement, there shall not have occurred and be continuing any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(e) any applicable waiting period under the HSR Act and other applicable Antitrust Laws relating to the Offer or the Merger shall have expired or been terminated;

(f) Parent shall have received a certificate signed by an authorized executive officer of the Company, to the effect that the conditions set forth in clauses (b), (c) and (d) of this Exhibit B have been satisfied;

(g) no Law shall have been enacted or promulgated by any federal or state Governmental Body of competent jurisdiction and remain in effect that precludes, restrains, enjoins or prohibits the consummation of the Offer or the Merger, and there shall be no Order (whether temporary, preliminary or permanent) in effect precluding, restraining, enjoining or prohibiting consummation of the Offer or the Merger; and

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition, the Termination Condition and the conditions set forth in clauses (e) and (g)) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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